Exhibit 99.1
SALESFORCE, INC.
EXECUTIVE OFFICER CASH SEVERANCE LIMITATION POLICY
(Adopted March 20, 2024)
Salesforce, Inc. (the “Company”) will not enter into any new employment agreement or severance agreement with any of the Company’s Executive Officers or establish any new severance plan or policy covering any Executive Officer that provides for Cash Severance Benefits (as defined below) exceeding 2.99 times the sum of the Executive Officer’s base salary plus Target Cash Bonus Opportunity (as defined below), without seeking stockholder ratification of such agreement, plan, or policy.
“Cash Severance Benefits” include cash payments in connection with the termination of the Executive Officer’s employment. For the avoidance of doubt, “Cash Severance Benefits” do not include (a) the payment, settlement, vesting, or acceleration of equity-based awards; (b) the settlement of a legal obligation, such as payment to settle pending or threatened litigation or a cash payment in exchange for the surrender of vested equity-based awards; (c) the payment or provision of perquisites, insurance, disability, health and welfare plan coverage, and other similar employee benefits; (d) any earned, but unpaid bonus for any completed performance period required to be paid under any plan or policy of the Company; (e) payment of deferred compensation, earned retirement benefits or other vested employee benefits provided under any benefit plan or policy; (f) accrued but unpaid base salary or vacation pay through the termination date; or (g) reimbursement for any expenses validly incurred prior to an Executive Officer’s termination date.
“Executive Officer” means an officer of the Company within the meaning of Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended.
“Target Cash Bonus Opportunity” means the Executive Officer’s target annual performance cash bonus opportunity as in effect for the fiscal year of the Executive Officer’s termination of employment.
Pursuant to authority delegated by the Board of Directors of the Company to the Compensation Committee, the Compensation Committee shall make determinations regarding the interpretation of the provisions of this policy, in its sole discretion. Any such determination(s) by the Compensation Committee with respect to this policy shall be final, conclusive and binding.
The Board of Directors of the Company or the Compensation Committee may amend this policy at any time if it determines in its sole discretion that such action would be in the best interests of the Company.